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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~1~~ 8-69173

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **4/01/2014** (mm/dd/yy) AND ENDING **3/31/2015** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Seedchange Execution Services Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

415 Jackson Street, Suite B
(No. and Street)

San Francisco (City) **CA** (State) **94111** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Smith **650-703-3749**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200 (Address) **Walnut Creek** (City) **California** (State) **94596** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

6/2/15

OATH OR AFFIRMATION

I, **Kevin Smith**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Seedchange Execution Services Inc.**, as of **March 31, 2015**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

[signature]
Signature

President
Title

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 29th day of May, 2015, by Kevin Duane Smith

Notary Public proved to me on the basis of satisfactory evidence to be tne person(s) who appeared before me.

Notary Signature [signature]


ANTONIO LOCATELLI
Commission # 1964358
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2016

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Seedchange Execution Services Inc.

March 31, 2015

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Stockholder
Seedchange Execution Services Inc.

We have audited the accompanying statement of financial condition of Seedchange Execution Services Inc. (the "Company") as of March 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Seedchange Execution Services Inc. as of March 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 of the Securities Exchange Act of 1934. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.



Walnut Creek, California
May 28, 2015

Seedchange Execution Services Inc.

Statement of Financial Condition

March 31, 2015

Assets		
Cash	$	23,406
Accounts receivable		38,505
Prepaid expenses		4,973
Total Assets	$	66,884
Liabilities and Stockholder's Equity		
Accounts payable	$	1,868
Commissions Payable		32,729
Total Liabilities		34,597
Stockholder's Equity		
Common stock; $.0001 par value, 100 shares issued and outstanding		1
Additional paid in capital		32,286
Retained earnings		-
Total Stockholder's Equity		32,287
Total Liabilities and Stockholder's Equity	$	66,884

See accompanying notes.

Seedchange Execution Services Inc.

Statement of Income

For the Year March 31, 2015

Revenue	
Fee income	$ 550,377
Total Revenue	550,377
Operating Expenses	
Commission expense	485,772
Professional fees	16,548
Regulatory fees	7,997
Other operating expenses	3,496
Total Expenses	513,813
Net Income Before Tax Provision	36,564
Tax provision	5,789
Net Income	$ 30,775

See accompanying notes.

Seedchange Execution Services Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended March 31, 2015

	Common Stock	Additional Paid In Capital	(Accumulated Deficit) Retained Earnings	Total
April 1, 2014	$ 1	$ 32,499	$ (11,777)	$ 20,723
Capital contributions		20,789		20,789
Dividends			(18,998)	(18,998)
Capital returned		(21,002)		(21,002)
Net income			30,775	30,775
March 31, 2015	$ 1	$ 32,286	$ -	$ 32,287

See accompanying notes.

Seedchange Execution Services Inc.

Statement of Cash Flows

For the Year Ended March 31, 2015

Cash Flows from Operating Activities		
Net income	$	30,775
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Income taxes contributed by stockholder		5,789
(Increase) decrease in:		
Accounts receivable		(34,605)
Prepaid		(4,973)
Increase (decrease) in:		
Accounts payable		(334)
Commissions Payable		32,729
Net Cash provided by Operating Activities		29,381
Cash Flows from Financing Activities		
Capital contributions		15,000
Dividends		(18,998)
Capital returned		(21,002)
Net Cash Used in Financing Activities		(25,000)
Net Increase in Cash and Cash Equivalents		4,381
Cash and cash equivalents at beginning of year		19,025
Cash and Cash Equivalents at End of Year	$	23,406

See accompanying notes.

Seedchange Execution Services Inc.
Notes to the Financial Statements
March 31, 2015

1. Organization

Seedchange Execution Services Inc. (the "Company") was organized as a Delaware corporation on May 8, 2012. The Company is owned by its sole stockholder, Seedchange Inc. (the "Parent"). The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") on September 6, 2013. The Company primarily engages in the marketing and sale to accredited investors of securities issued by early stage technology companies and the marketing of securities issued by private funds to qualified and accredited investors.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Revenue Recognition
Private placement fees are earned primarily from providing private placement and financial advisory services related to securities transactions. Revenue is recognized when earned by a fee contract or successful private placement.

Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes
The Company's results are included in the consolidated federal income tax return and the combined California franchise tax return for the Parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The Company is required to assess the likelihood that deferred tax assets will be realized using a more likely than not criteria. To the extent this criterion is not met, the Company is required to establish a valuation allowance against the deferred tax assets. Valuation allowances are established to reduce the deferred tax assets to the amount that more likely than not will be realized.

3. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At March 31, 2015, the Company's net capital was $21,538 which exceeded the requirement by $16,538.

4. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

The income tax provision for the year ended March 31, 2015 consists of:

Current:		
Federal	$	3,598
State		2,191
Total current	$	5,789

At March 31, 2015, the Company has no federal and state net operating loss carryforwards and no material deferred tax assets or liabilities. Accordingly, the deferred tax assets and valuation allowance decreased by $3,500. Income tax expense is included as a capital contribution as tax payments will be made by the Parent.

The Company is subject to federal and state tax examinations by tax authorities for all years.

5. Related Party Transactions

The Company has an expense sharing agreement with the Parent. The Company has no obligation to reimburse or compensate Parent unless requested by Parent. The Company's results of operations and financial position could differ from those that would have been obtained if the entities were autonomous.

6. Risk Concentration

For the year ending March 31, 2015, 97% of fee income was earned from three clients and 74% of accounts receivable was due from one client.

7. Subsequent Events

The Company has evaluated subsequent events through May 28, 2015, the date when the financial statements were issued.

SUPPLEMENTAL INFORMATION

Seedchange Execution Services Inc.
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of March 31, 2015

Net Capital		
Total stockholder's equity	$	32,287
Less non allowable assets:		
Accounts receivable		5,776
Prepaid expense		4,973
Total non-allowable assets		10,749
Net Capital	$	21,538
Net minimum capital requirement of 6 2/3% of aggregate		
indebtedness of $34,597 or $5,000, whichever is greater		5,000
Excess Net Capital	$	16,538

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of March 31, 2015)

Net capital as reported in Company's		
Part II of Form X-17A-5 as of March 31, 2015	$	18,238
Increase in stockholder's equity		9,076
Increase in accounts receivable		(5,776)
Net Capital Per Above Computation	$	21,538

See accompanying notes.

Seedchange Execution Services Inc.
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended March 31, 2015

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended March 31, 2015

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Stockholder
Seedchange Execution Services Inc.

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Seedchange Execution Services Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions for the year ended March 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Walnut Creek, California
May 28, 2015

SEEDCHANGE EXECUTION SERVICES INC.

415 Jackson Street
San Francisco, CA 94111 USA
1 877 711 9883

Re: SEA 15c3-3 Exemption Report

I, Kevin Smith, President of Seedchange Execution Services Inc. (the "**Company**") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of March 31, 2015 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,



Kevin Smith
President

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Stockholder
Seedchange Execution Services Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2015, which were agreed to by Seedchange Execution Services Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Walnut Creek, California
May 28, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended March 31, 2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7

(33-REV 7/10)

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SEEDCHANGE EXECUTION SERVICES INC.
415 Jackson Street Suite B
San Francisco, CA 94111

DEA: FINRA
FYE: March 31

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1375.94

B. Less payment made with SIPC-6 filed (**exclude interest**) (7.88)
May 10, 2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1368.06

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1368.06

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $1368.06

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Seedchange Execution Services Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 25 day of May, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2014
and ending March 31, 2015

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $550,377

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $______

2e. General Assessment @ .0025 $1375.94

(to page 1, line 2.A.)


RECEIVED
JUN 0 1 2015
189
RECEIVED
2015
189

Seedchange Execution Services Inc.

Annual Audit Report

March 31, 2015


JUN 0
2015


189
2015


RECEIVED
JUN 0
2015
189

ERNST WINTTER & ASSOCIATES
Certified Public Accountants